pacific booker minerals inc.
#1203 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Closing of Non-Brokered Private Placement.

Vancouver, BC, July 16, 2026: Pacific Booker Minerals Inc. (TSXV: BKM) (OTC Pink: PBMLF) ("Pacific Booker" or the "Company") is pleased to announce the closing of its previously announced non-brokered private placement (the "Private Placement"), subject to final TSX Venture Exchange approval, raising gross proceeds of $4,000,001.90 through the issuance of 1,860,466 units ("Units") at a price of $2.15 per Unit.  Each Unit consists of one common share of the Company (each, a "Common Share") and one common share purchase warrant (each, a "Warrant").  Each Warrant will entitle the holder thereof to acquire one Common Share from the Company at a price of $2.37 per Common Share for a period of 36 months from the closing date of the Offering.  The securities issued pursuant to the Private Placement are subject to a regulatory hold period of four months and one day from the closing date.

The Company intends to use the net proceeds to advance the Morrison Project through the completion of: an updated NI 43-101 compliant mineral resource estimate; a comprehensive NI 43-101 compliant Pre-Feasibility Study designed to evaluate the technical and economic viability of the Morrison Project using updated geological, metallurgical, engineering, environmental and market assumptions; supporting geological, metallurgical, geotechnical, environmental and engineering programs; permitting and stakeholder engagement activities where appropriate; corporate communications; and general working capital.  The Pre-Feasibility Study is expected to be supported by an updated NI 43-101 compliant mineral resource estimate prepared using current geological interpretations together with updated metal prices, operating cost assumptions, metallurgical recoveries and pit optimization parameters.

The decision to advance the Morrison Project toward a Pre-Feasibility Study followed the recommendation of the Company's independent Technical Advisory Board after reviewing the available geological, metallurgical, engineering and environmental information, together with an internal conceptual-level technical and economic review prepared by Tetra Tech Canada Inc., site inspections and comprehensive drill core review.  The Technical Advisory Board concluded that sufficient technical information exists to support advancing the Project to the Pre-Feasibility Study stage.

The Board believes completion of an updated mineral resource estimate and Pre-Feasibility Study will provide a modern technical evaluation of the Morrison Project, improve the quality of information available and support the Company's ongoing strategic review process.

Finder's fees in the aggregate amount of $15,824 will be paid in cash and 7,360 broker warrants will be issued in connection with the Private Placement.  A director of the Company participated in the Private Placement by acquiring an aggregate of 46,512 Units at the offering price under the Private Placement, demonstrating continued alignment between insiders and shareholders.  The sale of such Units to the director was approved by the disinterested directors of the Company and is exempt from the valuation and minority approval provisions of Multilateral Instrument 61-101 pursuant to Sections 5.5(b) and (c) and 5.7(1)(a), respectively, of such instrument.

The scientific and technical information contained in this news release has been reviewed and approved by Leo Hathaway, P.Geo., Chairman of the Company's Technical Advisory Board, a Qualified Person as defined under National Instrument 43-101.

If you would like to be added to or removed from the email newsgroup, please send your request by email to info@pacificbooker.com.  PBM can be contacted by phone at 604 681-8556.

On Behalf of the Board of Directors

"John Plourde"

John Plourde, Director

Contact Information:

John Plourde, CEO, President and Director

(604) 681-8556

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates, projections and interpretations as at the date of this news release.  Any statement that involves discussions with respect to predictions, expectations, interpretations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "interpreted", "management's view", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.  Forward-looking information in this news release includes, but is not limited to, statements regarding: the use of proceeds of the Offering, Company's ability to obtain the final approval of the TSX Venture Exchange; preparation of an updated technical report and mineral resource estimate; and the Company's ongoing strategic review process.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time such assumptions and estimates were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Pacific Booker to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Such factors include, but are not limited to, the risks described in the Company's most recent management discussion and analysis and those risks set out in the Company's other public documents filed on SEDAR+ (www.sedarplus.ca) under Pacific Booker's issuer profile.  Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed timeframes or at all.  The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.